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                                                        Exhibit (b)(iii)

April 30, 1998



To The Board of Directors
IPC Information Systems, Inc.

To The Lenders (as hereinafter defined)

Dear Directors and Lenders:

We understand that IPC Information Systems, Inc. ( the "Company") has entered into an Agreement and Plan of Merger (the "Merger Agreement") with Arizona Acquisition Corp. ("AAC") whereby AAC will merge (the "Merger") with and into the Company with the Company surviving the merger. Under the terms of the Merger Agreement each share of the Company's common stock will be converted at the election of the holder thereof into either (i) the right to receive $21.00 in cash; or (ii) the right to retain one share of common stock of the surviving corporation ("Surviving Corporation"). As a result of the Merger AAC's parent Cable Systems Holdings, LLC. ("CSH"), a majority of whose membership interests are owned by Citicorp Venture Capital, Ltd. ("CVC") and their respective affiliates will receive in exchange for its shares of AAC not less than 54% nor more than 90% of the number of shares of the Surviving Corporation. The Merger, the financings referred to in the next sentence and other related transactions disclosed to Houlihan Lokey are referred to collectively herein as the "Transaction." In addition, we understand that in connection with the Merger the Company will sell $180 million aggregate face amount of Senior Discount Notes and will enter into a $55 million revolving credit facility which will be undrawn at closing, but under which two letters of credit aggregating approximately $4 million will be issued at closing. It is our under-standing that a significant part of the financing for the Transaction will be obtained by the Company from one or more institutional lenders (the "Lenders").

You have requested our written opinion (the "Opinion") as to the matters set forth below. This Opinion values the Company as a going-concern (including goodwill), on a pro forma basis, both immediately before and immediately after and giving effect to the Transaction and the associated indebtedness. For purposes of this Opinion, "fair value" shall be defined as the amount at which the Company would change hands between a willing buyer and a willing seller, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act, with equity to both; and "present fair saleable value" shall be defined as the amount that may be realized if the Company's aggregate assets (including goodwill) are sold as an entirety with reasonable promptness in an arm's length transaction under present conditions for the sale of comparable business enterprises, as such
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The Board of Directors
     IPC Information Systems
The Lenders
April 30, 1998                                                               -2-

conditions can be reasonably evaluated by Houlihan Lokey. We have used the same valuation methodologies in determining fair value and present fair saleable value for purposes of rendering this Opinion. The term "identified contingent liabilities" shall mean the stated amount of contingent liabilities identified to us and valued by responsible officers of the Company, upon whom we have relied upon without independent verification; no other contingent liabilities will be considered. The amount of contingent liabilities at any time shall be computed by officers of the Company as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability whether or not such liability meets the criteria for disclosure under FAS 5. Being "able to pay its debts as they become absolute and mature" shall mean that, assuming the Transaction has been consummated substantially as proposed, the Company's financial forecasts for the period 1998 to 2002 indicate positive cash flow for such period, including (and after giving effect to) the payment of installments due under the indebtedness incurred in the Transaction, as such installments are scheduled at the close of the Transaction. It is Houlihan Lokey's understanding, upon which it is relying, that the Company's Board of Directors and any other recipient of the Opinion will consult with and rely solely upon their own legal counsel with respect to said definitions. No representation is made herein, or directly or indirectly by the Opinion, as to any legal matter or as to the sufficiency of said definitions for any purpose other than setting forth the scope of Houlihan Lokey's Opinion hereunder.

Notwithstanding the use of the defined terms "fair value" and "present fair saleable value," we have not been engaged to identify prospective purchasers or to ascertain the actual prices at which and terms on which the Company can currently be sold, and we know of no such efforts by others. Because the sale of any business enterprise involves numerous assumptions and uncertainties, not all of which can be quantified or ascertained prior to engaging in an actual selling effort, we express no opinion as to whether the Company would actually be sold for the amount we believe to be its fair value and present fair saleable value.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

           1. reviewed the Company's annual reports to shareholders on Form 10-K for the two fiscal years ended September 30, 1997 and quarterly reports on Form 10-Q for the three months ended December 31, 1997, which the Company's management has identified as the most current information available;

           2.        reviewed copies of the following documents and agreements:

                     (i)       Form S-3/A dated April 27, 1998;

                     (ii)      Form S-4/A dated April 9, 1998;
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The Board of Directors
     IPC Information Systems
The Lenders
April 30, 1998                                                               -3-

                     (iii) Agreement and Plan of Merger between Arizona Acquisition Corp. and IPC Information Systems, Inc. dated December 18, 1997 as amended on April 9, 1998;

                     (iv) $55,000,000 Credit Agreement dated as of April 30, 1998 among IPC Information Systems, Inc. as Parent Borrower and IPC Funding Corp. as Sub Borrower and the Initial Lenders and the Initial Issuing Bank named therein and Morgan Stanley Senior Funding, Inc. as Administrative Agent, Syndication Agent and Arranger, Goldman Sachs Credit Partners L.P. as Documentation Agent and General Electric Capital Corporation as Collateral Agent;

                     (v) $247,400,000 aggregate principal amount at maturity IPC Information Systems, Inc. 10 7/8% Senior Discount Notes Due 2008;

                     (vi) Citicorp Venture Capital, Ltd. Commitment Letter dated December 17, 1997 regarding the purchase of up to 90% of the capital stock of IPC Information Systems, Inc.;

                     (vii) Morgan Stanley Senior Funding, Inc. Commitment Letter dated December 17, 1997 regarding the $75 million senior secured revolving credit facility (it being understood that the revolving credit facility has been reduced to $55 million) and Morgan Stanley & Co. Incorporated Commitment Letter dated December 17, 1997 regarding the $157,000,000 (aggregate principal amount at maturity) senior discount notes;

                     (viii) IPC Information Systems, Inc. Financial Plan, 1994-2002;

                     (ix) IPC Information Systems, Inc. Notice of Annual Meeting of Stockholders dated April 10, 1998 and the Proxy Statement/Prospectus dated the same date.; and

                     (x)       IPC Rating Agency Presentation March 1998.

           3. met with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company, and met with representatives of the Company's independent accounting firm and counsel to discuss certain matters;

           4.        visited certain facilities and business offices of the
                     Company;
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The Board of Directors
     IPC Information Systems
The Lenders
April 30, 1998                                                               -4-

           5. reviewed forecasts and projections prepared by the Company's management with respect to the Company for the years ended September 30, 1998 through 2002;

           6. reviewed the historical market prices and trading volume for the Company's publicly traded securities;

           7. reviewed other publicly available financial data for the Company and certain companies that we deem comparable to the Company; and

           8. conducted such other studies, analyses and investigations as we have deemed appropriate.

We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material adverse change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it; provided, however, in the case of financial projections contained in the information, such financial projections shall have been prepared in good faith based upon reasonable assumptions and information reasonably available and will be, to the best of the Company's knowledge, true, complete and correct in all material respects, but no other representation is made with respect thereto. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

Based upon the foregoing, and in reliance thereon, it is our opinion as of the date of this letter that, assuming the Transaction had been consummated substantially as proposed, both immediately before and immediately after and giving effect to the Transaction:

           (a) on a pro forma basis, the fair value and present fair saleable value of the Company's assets would exceed the Company's stated liabilities and identified contingent liabilities;

           (b) the Company should be able to pay its debts as they become absolute and mature; and

           (c) the capital remaining in the Company after the Transaction would not be unreasonably small for the business in which the Company is engaged, as
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The Board of Directors
     IPC Information Systems
The Lenders
April 30, 1998                                                               -5-

                     management has indicated it is now conducted and is proposed to be conducted following the consummation of the Transaction.

This Opinion is furnished solely for your benefit and may not be relied upon by any other person without our express, prior written consent. Information copies of this Opinion may, however, be delivered to financial institutions that purchase participations in loans constituting the financing incurred in connection with the Transaction, subject to the understanding that this Opinion speaks only as of the date hereof and that we assume no responsibility for the effect of any event occurring after the date hereof. This Opinion is delivered to each recipient subject to the conditions, scope of engagement, limitations and understandings set forth in this Opinion and our engagement letter dated January 9, 1998, and subject to the understanding that the obligations of Houlihan Lokey in the Transactions are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of Houlihan Lokey shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates.

HOULIHAN, LOKEY, HOWARD & ZUKIN FINANCIAL ADVISORS, INC.